Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

October 13, 2022

Re:	Miso Robotics, Inc.
Form 1-A
File No. : 024-11964

Dear Mr. Spirgel:

On behalf of Miso Robotics, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 16:00, Eastern Time, on Friday, October 14, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Chief Financial Officer

Miso Robotics, Inc.